SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 1, 2008
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

This Form 6-K consists of the Media Release that appears immediately following this page.

UBS AG

Media Relations
Tel. +41-44-234 85 00

www.ubs.com

1 July 2008
Media release
UBS establishes new Corporate Governance and calls an Extraordinary General Meeting to elect four new members to the Board of Directors
•	New Corporate Governance guidelines to come in to force immediately

•	Stephan Haeringer, Rolf Meyer, Peter Spuhler and Lawrence Weinbach to resign in October 2008

•	Extraordinary General Meeting (EGM) scheduled for 2 October 2008

•	Nominations of the new Board members to be announced in good time before the EGM

•	Sergio Marchionne to become Senior Independent Director and to continue as non-executive Vice Chairman
Zurich/Basel, 1 July 2008 – The Board of Directors of UBS is implementing the first measures in its program to restore UBS to its premier position among global banks, as announced at the Annual General Meeting of 23 April 2008.
The Governance and Nominating Committee has completed the overhaul of the Corporate Governance of the bank, and has issued new organization regulations which are effective immediately. The main elements of the Corporate Governance entail a clear separation of the roles and responsibilities between the Board of Directors and Executive Management and a strengthening of the oversight role of the Board through the operation of its Committees.
“Bringing UBS back to its leading position was the number one priority I committed to at the Annual General Meeting of 23 April 2008” said Chairman Peter Kurer. “We have made a big step forward with the clear separation of the duties between the Board and Executive Management and the abolition of the Chairman’s Office. Thanks to the Governance and Nominating Committee, much has been achieved in a very short time and I am pleased with our progress. We have the foundations for the energetic and rigorous execution of our mandate.”
Four members of the Board of Directors have decided to resign their positions. As a result, an Extraordinary General Meeting will be held on 2 October 2008 to elect four new members. The proposed new members will be announced within the required timelines before the EGM. Sergio Marchionne is appointed Senior

Media Relations
1 July 2008
Page 2 of 3
Independent Director and continues as the Company’s non-executive Vice Chairman.
The Board and its Strategy Committee are continuing their review of the strategic positioning of the bank and of its businesses.
New UBS Corporate Governance
With the announcement and the publication of the new organization regulations on the company’s website today, the new UBS Corporate Governance becomes formally operational. The new model clarifies the separation of responsibilities between the Board and the Executive Management. The Board of Directors will have a clear strategy setting responsibility, and it will supervise and monitor the business. The CEO and the Group Executive Board will be fully responsible for the executive management of the bank. The duties and responsibilities of the former Chairman’s office are now allocated to a greater number of committees of the Board, including new Risk and Strategy Committees. The remits of the Governance and Nominating Committee and the Human Resources and Compensation Committee have been expanded.
The changes are based on a thorough review of international best practices in Corporate Governance, which include the establishment of the position of a Senior Independent Director. This role will be assumed by Sergio Marchionne who will continue to be the bank’s non-executive Vice Chairman. Role profiles and expectations have been clearly defined for the positions of Chairman, Vice Chairman, Senior Independent Director and Board members, including clear specification of the mandate and scope of operation of all Board Committees. It is expected that the bank will not require a full time Executive Vice Chairman.
The new Corporate Governance guidelines are published on the Company’s website. In overhauling this structure, the Board, through its Governance and Nominating Committee, has been advised by Rothschild as well as the Swiss law firm Bär & Karrer as independent advisors.
“The Governance and Nominating Committee was fully committed to renewing UBS’s Corporate Governance”, says Gabrielle Kaufmann-Kohler, Chairperson of the Committee. “We were able to elicit contributions and reviews from all members of the Board, and we are confident that the measures introduced today represent a significant step forward in reflecting international best practices in the governance regime of the bank.”
Resignation and nomination of four Board members
Stephan Haeringer, Rolf Meyer, Peter Spuhler and Lawrence Weinbach have tendered their resignation effective at the EGM of 2 October 2008.
“I thank the departing Board members for their excellent work and dedication to our institution over a number of years”, said Chairman Peter Kurer. “All of them have contributed substantially in their respective functions to the development of our bank and have provided key support in redesigning our Corporate Governance.”

Media Relations
1 July 2008
Page 3 of 3
The Governance and Nominating Committee has, shortly after the AGM of 23 April 2008, initiated a comprehensive search process and is now in the phase of narrowing the list of potential candidates for the Board. In order to replace the skills offered by the departing members, the majority of the candidates will have substantial banking, finance and risk backgrounds.
Extraordinary General Meeting scheduled for 2 October 2008
The UBS Board of Directors intends to call an Extraordinary General Meeting of its shareholders (EGM) to be held on 2 October 2008 to elect the new Board members. The Board and its Strategy Committee should also be in a position then to update the shareholders on the findings of the strategic review of the Bank and of its businesses.
UBS
UBS is one of the world’s leading financial firms, serving a discerning international client base. Its business, global in scale, is focused on growth. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.
UBS is the leading global wealth manager, a leading global investment banking and securities firm, and one of the largest global asset managers. In Switzerland, UBS is the market leader in retail and commercial banking.
UBS is present in all major financial centers worldwide. It has offices in 50 countries, with about 38% of its employees working in the Americas, 33% in Switzerland, 16% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 80,000 people around the world. Its shares are listed on the Swiss Stock Exchange (SWX), the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to –04; 333-132747; 333-132747-01 to -10; and 333-150143) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Managing Director

By:	/s/ Niall O’Toole
	Name:	Niall O’Toole
	Title:	Executive Director

Date: July 1, 2008